SCHEDULE 13G Amendment No. 3
Ingram Micro Inc.
Class A Common Stock $.01 Par
Value

Cusip #:  457-153-10-4
Item 1:   Reporting Person -
Tiger Management L.L.C.
Item 4:   Delaware
Item 5:   None
Item 6:   3,639,600
Item 7:   None
Item 8:   3,639,600
Item 9:   3,639,600
Item 11:  12.2%
Item 12:  IA


Cusip #:  457-153-10-4
Item 1:   Reporting Person -
Tiger Performance L.L.C.
Item 4:   Delaware
Item 5:   None
Item 6:   2,324,200
Item 7:   None
Item 8:   2,324,200
Item 9:   2,324,200
Item 11   7.8%
Item 12:  IA


Cusip #:  457-153-10-4
Item 1:   Reporting Person -
Julian H. Robertson, Jr.
Item 4:   U.S.
Item 5:   None
Item 6:   5,963,800
Item 7:   None
Item 8:   5,963,800
Item 9:   5,963,800
Item 11:  20.0%
Item 12:  IN



Item 1 (a).  Ingram Micro Inc.
Item 1 (b).  1600 E. St. Andrew
Place, Santa Ana, California
92705


Item 2 (a).  This statement is
filed on behalf of Tiger
Management L.L.C. ("TMLLC") and
Tiger Performance L.L.C.
("TPLLC).

Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.

Item 2 (b).  The address of each
reporting person is 101 Park
Avenue, New York, NY 10178.

Item 2 (c).  Incorporated by
reference to item (4) of the
cover page pertaining to each
reporting person.

Item 2 (d).  Class A Common
Stock $.01 par value.

Item 2 (e).  CUSIP Number: 457
15310-4

Item 3. TMLLC and TPLLC are
investment advisers registered
under Section 203 of the
Investment Advisers Act of 1940.

Item 4.  Ownership as of
November 30, 1997 is
incorporated by reference to
items (5) (9) and (11) of the
cover page pertaining to each
reporting person.

Item 5.  Not applicable.

Item 6.  Other persons are known
to have the right to receive
dividends from, or proceeds from
the sale of, such securities.
The interest The Jaguar Fund
N.V., a Netherlands Antilles
corporation is more than 5%.

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.  Not applicable


Item 10.  By signing below, I
certify that, to the best of my
knowledge and belief, the
securities referred to above
were acquired in the ordinary
course of business and were not
acquired for the purpose of and
do not have the effect of
changing or influencing the
control of the issuer of such
securities and were not acquired
in connection with or as a
participant in any transaction
having such purpose or effect.
After reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in this
statement is true, complete and
correct.

December 10, 1997

TIGER MANAGEMENT L.L.C.
/s/  Nolan Altman, Chief
Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95 On File with Schedule
13G for Kohl's Corp. 2/7/95


AGREEMENT

The undersigned agree that this
Amendment No. 3 to Schedule 13G
dated December 10, 1997 relating
to shares of Class A common
stock of Ingram Micro Inc. shall
be filed on behalf of each of
the undersigned.


TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.

By:  /s/  Nolan Altman Under
Power of Attorney dated 1/27/95

On File with Schedule 13G for

Kohl's

Corp. 2/7/95